September 20, 2011
Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Kevin L. Vaughn Accounting Branch Chief

Re:	Sigma Designs, Inc. Form 10-K for the Fiscal Year Ended January 29, 2011, Filed on March 28, 2011, File No. 001-32207

Dear Mr. Vaughn:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 7, 2011.  Set forth below are the Company’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies and Estimates, page 33

-Valuation of Inventories, page 34

1.
We note your response to prior comments 1 and 2 from your response dated August 22, 2011 and your supplemental response dated September 1, 2011 related to these comments.  Please explain to us how accurate your estimates of forecasted demand have been in the past and how much the estimates of forecasted demand have changed in the past.

Response:  The Company believes its historical estimates of forecasted demand in the aggregate have been reasonably accurate.  However, when forecasting demand for specific finished good products beyond three months, the Company’s accuracy can decrease due to the fact that its customers do not generally provide purchase orders with long lead times.  Notwithstanding this challenge, the Company is able to maintain reasonably accurate estimates for overall demand due to the flexibility it has to build multiple types of finished goods (i.e., different products) with a given wafer.

Wafers and die bank

The Company bases its plan for the quantity and timing of wafer deliveries from its suppliers by applying its forecasts of the type and quantity of finished goods it believes its customers will require over the next three to six months.  Generally, the lead time for wafer delivery from suppliers is approximately eight to twelve weeks.  Once the wafer is delivered to the Company, each wafer undergoes a process to determine the number of good die on the wafer.  The Company holds these wafers in its inventory in a state called die bank at a value that reflects the cost of the wafer adjusted for the yield loss.  Generally, a given wafer held in the Company’s die bank can produce a number of different finished goods.  For example, the Company has nine variants of a single semiconductor product that are produced from the same die.  As a result, the Company generally only incurs additional costs to process its die bank into finished goods after receipt of purchase orders from customers for a specific finished good.  Because purchase orders with delivery lead times of three months or less are generally non-cancellable, they are a very strong indicator of demand.  Once a purchase order is received, the die are processed into the specific finished good according to the lead times necessary to ensure the Company can meet its customers’ requested delivery dates.  Generally, the lead time needed to convert a wafer to a finished good is approximately two to three weeks.

Finished Goods

Because the Company typically does not produce finished goods before it receives a purchase order, the Company has historically had a very high degree of accuracy for demand of inventory that has reached the finished good state and therefore, historically, the Company has had very little change to forecasted demand for specific products once inventory reaches finished goods.  For example, the large inventory provision recognized by the Company in the second quarter of fiscal 2012 was in connection with inventory held in its die bank rather than for inventory that had reached the finished goods stage of production.

Accordingly, while the Company’s forecasted demand for specific products beyond three months is challenging and can change over time, because of its flexibility in moving inventory from die bank to finished goods, the Company has some ability to limit the impact of unexpected decreases in forecasted demand.

Another indication of the overall accuracy of the Company’s forecasts has been the relatively low amount of provisions it has needed to record as a result of excess and obsolete inventory.  Over the past three fiscal years, the Company’s cumulative provision for excess and obsolete inventories represents less than 1% of its cost of revenue.  If the first half of fiscal 2012 is included in the analysis, which includes the Company’s largest inventory provision to-date and a significant downside miss in its forecasted revenues, the cumulative provision represents approximately 2.5% of the Company’s total cost of revenue over those periods.  Additionally, during these periods, the Company has subsequently sold an insignificant amount of inventory that had been previously written-down.

-Liquidity and Capital Resources, page 45

2.
We note your response to prior comment 2 from your response dated August 22, 2011 and your supplemental response dated September 1, 2011 related to this comment.  We note your capacity constraints diminished towards the end of fiscal 2011 resulting in an increase in the supply of wafers produced at the lower cost fabrication facilities compared to the supply in the latter half of fiscal 2010 and the first nine months of fiscal 2011.  We further note that you indicate that your overall demand from your customers declined during the three months ended April 30, 2011 and that your largest customer transitioned away from your product due to competitive factors.  We finally note that you had more of certain die on hand than what was necessary to meet your six-month demand forecast.  Considering these factors outlined in your response, please explain to us in more detail why you believe that your inventory was fully recoverable as of April 30, 2011 and how you determined that you would be able to secure sufficient demand over an extended period and at a reasonable profit margin since your largest customer was transitioning away from this product.

Response:  As of April 30, 2011, the Company continued to negotiate with certain customers regarding purchases of a significant product, including the timing of transitions to newer technology products and the pace at which transitions to newer generation products would occur.  The Company had made sales proposals which these customers were considering as of April 30, 2011 and during the second quarter of fiscal 2012 which the Company believed were attractive and would allow it to secure sufficient demand at reasonable profit margins.  However, based, in part, on feedback from customers received in the second quarter of fiscal 2012 and after further consideration during its second fiscal quarter, the Company made a strategic decision to focus on selling and promoting its newer product lines with its newer and more competitive technologies as it believed this would be more advantageous to its long-term business.  A significant portion of the existing die bank that was targeted for us with this significant product could not be re-purposed for the next generation product.  Accordingly, the Company’s strategic decision led to a significant inventory provision being recorded in the second quarter of fiscal 2012.

3.
Finally, we note your supplemental response dated September 1, 2011 and your proposed disclosure related to your “Gross Profit and Gross Margin” in your discussion of the result of operations for the second quarter of fiscal 2012.  Please disclose in future filings details of the impact that sales of inventory written-down has had on margins for each period, if material, and whether the inventory was sold, scrapped or otherwise disposed of.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.  In addition, the Company included a statement in its Quarterly Report on Form 10-Q filed with the Commission on September 8, 2011 addressing the Staff’s comment.

Item 8. Financial Statements and Supplementary Data, page 49

Notes to Consolidated Financial Statements, page 55

Note 10. Acquisitions, page 63

4.
We note that as part of the CopperGate Communications Ltd. (CopperGate) acquisition on November 10, 2009 you agreed to pay $5.0 million in cash to specified CopperGate employees provided that certain milestones were achieved over a specified period of time.  We further note that you accrued a related liability for this contingent consideration as part of the purchase price accounting.  Please explain to us in more detail the nature and terms of the agreement including the milestones that the employees have to achieve and if one of those milestones is continuing employment with the company.  Within your discussion, please explain to us why you accounted for this contingent liability as part of the purchase price of the acquisition rather than as an employee compensation expense.  Cite the accounting literature relied upon and how you applied it to your situation.

Response: In connection with the CopperGate acquisition, the Company agreed to pay certain employees of CopperGate $5.0 million if three specified milestones were achieved.  In assessing the accounting treatment of this amount, the Company took into account ASC805-10-55-24 and 25.  The three milestones were negotiated between the buyer and sellers to bridge the gap in divergent views about the value of the business resulting, in part, from differing views about the stage of development of acquired technologies and customer relationships and were structured to represent important components of the valuation of the business on the acquisition date.  The milestones were intended as a way to validate with objective data, the additional $5.0 million of purchase price for CopperGate as of the acquisition date with regard to their developed products, customer relationships and the technologies in process of development.  The payment was intended to be prorated amongst employees who were employed by CopperGate at the date that each milestone was achieved.  At the acquisition date, the Company believed each milestone was reasonably attainable.  Below are the three milestones:

1.
CopperGate products would result in revenues in fiscal year 2011 (February 2010 to January 2011) of a minimum of $81.0 million while maintaining operating expenses within pre-approved budget.  The Company was to pay one-third of the aggregate bonus amount no later than March 15, 2011 to all key employees for achieving this milestone.

2.
CopperGate would have working HomePlug AV silicon delivered to customers by end of calendar 2009.  The Company was to pay one-third of the aggregate bonus amount within 30 days of milestone achievement to all key employees for achieving this milestone.

3.
CopperGate would demonstrate first working G.hn silicon by end of third quarter of calendar 2010.  The Company was to pay one-third of the aggregate bonus amount within 30 days of milestone achievement to all key employees for achieving this milestone.

In addition, from ASC805-10-55-25, the Company believes that subsections (c), (f) and (g) were most relevant to the facts and circumstances related to the accounting of the milestone payments.  With regard to subsection (c), the CopperGate employees were paid market rate salaries and continued to receive normal bonuses as part of ongoing operations; with regard to subsections (g) and (f), as noted above, the milestones connected with the contingent consideration were considered to be critical factors in the valuation of CopperGate and were a reflection of areas that were objectively evidenced through achievement of the milestones.

* * *

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or would like to discuss any additional information, we would be pleased to discuss further with you.  You may contact Thomas E. Gay III, the Company’s Chief Financial Officer at (408) 957-9794, or Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP, the Company’s legal counsel, at (650) 233-4754.

Very truly yours,

Thomas E. Gay III
Chief Financial Officer and Secretary

cc:           Thinh Q. Tran, Chairman of the Board, President and Chief Executive Officer
Sigma Designs, Inc.

Matthew Chavez, Partner
Armanino McKenna LLP

James J. Masetti, Partner
Pillsbury Winthrop Shaw Pittman LLP